OWENS CORNING WORLD HEADQUARTERS

ONE OWENS CORNING PARKWAY

TOLEDO, OHIO 43659

419.248.8067 FAX 419.325.4067

INTERNET: mark.mayer@owenscorning.com

MARK W. MAYER

VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

June 9, 2011

Via EDGAR Submission

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549-7010

Re:	Owens Corning

Form I0-K for the Fiscal Year ended December 31, 2010

Form l0-Q for the Fiscal Quarter ended March 31, 2011

File No. 1-33100

Dear Mr. Decker:

On behalf of Owens Corning (the “Company”), I submit the Company’s response to the written comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 25, 2011 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and Form 10-Q for the period ended March 31, 2011, File No. 1-33100. The Company’s responses to the Staff’s comments are set forth below. For ease of reference, the Staff’s comments are set forth below in their entirety.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

OWENS CORNING

Mr. Rufus Decker

Accounting Branch Chief

June 9, 2011

Response:

As applicable below, we have provided proposed revised text in bold as it would have looked in the filing referenced in your comments. We confirm that such revisions, with appropriate adjustments, will be included in our future filings where appropriate.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

2.	When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly your net sales were favorably impacted by changes in volume as opposed to changes in selling prices. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to separately quantify the specific reasons for fluctuations between all periods presented wherever possible.

Response:

The Company views the disclosures made within the various sections of MD&A as an integrated whole, and makes an effort to avoid unnecessary duplication. We also provide cross-references to more detailed discussion and analysis when appropriate. For example, in the Company’s filings, including the Form 10-K, we expand upon and quantify, to the extent material, the factors that impact results within the segment results section of the MD&A. For example, we noted on page 23 of the Form 10-K:

“The Consolidated Results discussion below provides a summary of our results and trends affecting our business, and should be read in conjunction with the more detailed Segments Results discussion that follows.”

Within our Composites segment discussion on net sales, we note that substantially all of the increase in net sales is due to high sales volumes with the remaining change due to increase in selling prices. Selling prices are noted in our discussion to highlight a trend that we have seen in selling prices. In consideration of your comment and to be clearer to users of the financial statements, we propose to revise our future filings as follows (the changes from our current disclosure are shown in bold):

“Substantially all of the increase in net sales was due to higher sales volumes as global demand improved in 2010. Increases in selling prices, while not a significant driver, continued their upward trend that began in the fourth quarter 2009. As a result, selling prices for all markets within our Reinforcements business

Mr. Rufus Decker

Accounting Branch Chief

June 9, 2011

at the end of 2010 are approaching levels seen prior to the 2008 global economic downturn.”

Within the second paragraph of our Building Materials segment net sales discussion and analysis on page 27, we propose to revise our future filings as follows (the changes from our current disclosure are shown in bold):

“More than 90 percent of the decrease in net sales for 2010 as compared to the same period in 2009 was due to lower sales volumes.”

In preparing future filings, we will continue to consider all increases and decreases in each line and will quantify any material items that would provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

3.	We note your disclosure on page 10 that due to your international operations, you are subject to currency exchange rate fluctuations between the United States dollar and foreign currencies. As such, please expand your discussion of results of operations to disclose for each period presented the impact that foreign currency translations had on your results of operations, including separate presentation of the impact on your revenues and expenses.

Response:

We do consider the impact that foreign currency translations have on our results of operations. An example of this disclosure is within our 2010 first quarter 10-Q on page 33 where we state:

“The impact of translating sales denominated in foreign currencies into United States dollars also increased net sales, accounting for approximately 10 percent of the increase.”

The effect of currency exchange rate fluctuations on net sales and EBIT for the full year ending December 31, 2010 was not material. We will continue to evaluate the impact that currency exchange rate fluctuations between the United States dollar and foreign currencies have on our results of operations and disclose such items when material.

Liquidity, Capital Resources and Other Related Matters, page 30

Cash Flows, page 31

4.

Please expand your disclosure to discuss all material changes in your operating activities, investing activities and financing activities as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material

Mr. Rufus Decker

Accounting Branch Chief

June 9, 2011

factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Response:

In consideration of your comment and SEC Interpretive Response No. 33-8350, we will focus on quantifying, wherever practicable and material, fluctuations in each line item and propose to revise our future filings. Below, we have provided an update to our cash flow from operations discussion from the Form 10-K (the changes from our current disclosure are shown in bold):

“In 2010, we generated $488 million of cash from operating activities compared to $541 million in 2009. The decrease in cash from operations was primarily driven by $119 million less cash generated from working capital. This was partially off-set by improved earnings, excluding non-cash items. The cash flow generated from working capital in 2009 was the result of actions taken by management to reduce working capital levels, particularly inventory.”

Financial Statements

Note 18 – Contingent Liabilities and Other Matters, page 82

Litigation, page 82

5.	It is not clear what judgment was affirmed by the United States Court of Appeals for the Sixth Circuit on September 27, 2010. Please revise your disclosure to clarify. If this judgment was not favorable for the Company, please also revise your disclosures to indicate whether or not there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material. To the extent you are not able to estimate the reasonably possible loss in excess of amounts accrued, please provide us with a specific and comprehensive discussion as to why you cannot make such estimate and what procedures are in place on a quarterly basis to attempt to determine such an estimate. If you do determine that there is at least a reasonable possibility that a loss may have been incurred, you should disclose this and also the amount of that loss or range of possible loss or state that such a loss cannot be estimated. Refer to ASC 450-20-50.

Mr. Rufus Decker

Accounting Branch Chief

June 9, 2011

Response:

The judgment affirmed by the United States Court of Appeals for the Sixth Circuit on September 27, 2010 was favorable. Below, we have provided an update to the last sentence of our discussion on Litigation on page 82 from the Form 10-K (the changes from our current disclosure are shown in bold):

“On September 27, 2010, the United States Court of Appeals for the Sixth Circuit affirmed the judgment of the United States District Court, which ruled in favor of the defendants and dismissed the action.”

Environmental Matters, page 82

6.	We note you have environmental remediation liabilities at 19 sites and have estimated a reserve for such liabilities of $9 million as of December 31, 2010. Please confirm there is not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material. To the extent you are not able to estimate the reasonably possible loss in excess of amounts accrued, please provide us with a specific and comprehensive discussion as to why you cannot make such an estimate and what procedures are in place on a quarterly basis to attempt to determine such an estimate. If you do determine that there is at least a reasonable possibility that a loss may have been incurred, you should disclose this and also the amount of that loss or range of possible loss or state that such a loss cannot be estimated. Refer to ASC 450-20-50.

Response:

We confirm that there is not a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material. We will continue to accrue for environmental matters in accordance with ASC 450-20-50.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

General

7.	Please address the above comments in your interim filings as well, as applicable.

Response:

We will address the above comments in our future interim filings, as applicable.

****

As requested by the Commission, the Company hereby acknowledges the following:

Mr. Rufus Decker

Accounting Branch Chief

June 9, 2011

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 419-248-8067.

Very truly yours,

/s/ Mark W. Mayer

Mark W. Mayer
Vice President and Chief Accounting Officer